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Presentation to Special Committee of Faulding Inc.

Prepared by

Oppenheimer & Co., Inc.

September 28, 1997


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Faulding Inc.

Table of Contents
  1. Summary of the Transaction
  2. Historical and Projected Income Statements
  3. Summary Valuation Methodologies
  4. Analysis of Selected Publicly Traded Generic Drug Companies
  5. Discounted Cash Flow Analyses
  6. Analysis of Selected Mergers and Acquisitions in the Generic Drug Industry
  7. Premiums Paid on Selected Comparable Minority Interest Transactions




Oppenheimer & Co., Inc.                          Health Care Investment Banking


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1. Summary of the Transaction



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Faulding Inc.

SUMMARY OF TRANSACTION BETWEEN FAULDING INC. AND F.H. FAULDING & CO. LIMITED

  Structure:

  On June 3, 1997, F.H. Faulding & Co. Limited ("FHF") initially proposed to purchase all of the Faulding Inc. common shares that it does not own for $12.00 per share in cash.

  As of June 3, 1997, FHF owned approximately 43% of the approximately 15 million common shares of Faulding Inc. and approximately 73% of such common shares on a fully diluted basis reflecting the conversion of the Class A and Class B preferred stock held by FHF.

  On June 30, 1997, FHF converted all of its Class A preferred stock to 5.0 million shares of common stock.

  On September 23, 1997 FHF raised its proposed purchase price to $13.50 in cash.

  The $13.50 per share offer represents the following premiums to Faulding Inc.'s market price prior to the offer date of June 3, 1997:

                   Average Close Over Period       Close On Day
                   -------------------------       ------------
                      $           Premium      $            Premium
                      --          -------      --           -------
    1 day             $10.75        25.6%      $10.75         25.6%
    1 week            $10.65        26.8%      $11.00         22.7%
    4 weeks           $11.03        22.4%      $ 9.25         45.9%
    8 weeks           $ 9.88        36.7%      $ 8.63         56.5%
   12 weeks           $ 9.45        42.8%      $ 8.75         54.3%


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Faulding Inc.

KEY ASSUMPTIONS UNDERLYING OPPENHEIMER'S ANALYSIS

  Based on discussions with Faulding Inc.'s management, Oppenheimer made the following assumptions with Faulding Inc.'s consent in its analysis:

  All material assets and liabilities of Faulding Inc. are as set forth in its financial statements

  The current financial forecasts prepared by Faulding Inc. were reasonably prepared on bases reflecting the best available estimates and good faith judgments of senior management of Faulding Inc. as to future performance of Faulding Inc.

  All information provided by or on behalf of Faulding Inc. and FHF or publicly available sources was accurate and complete

  The transaction will be consummated in accordance with the terms of the Agreement and Plan of Recapitalization provided to Oppenheimer on the date hereof without any amendment thereto and without waiver by Faulding Inc. or FHF of any condition to their respective obligations

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2. Historical and Projected Income Statements



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Faulding Inc.


 Fiscal Year Ended June 30                       Actual
                                                (audited)                                Forecast(1)
                                     --------------------------------   --------------------------------------------------------
 (In thousands of $US except
     per share data)                    1995       1996        1997         1998       1999       2000        2001      2002
-----------------------------           ----       ----        ----         ----       ----       ----        ----      ----
 Net Sales                             $64,905    $75,784    $102,127    $144,500    $158,600   $197,600    $243,800   $280,400
 Cost of Sales                          49,287     58,397      68,484      95,100     104,600    122,900     137,700    150,400
                                      --------    -------     -------     -------     -------    -------     -------   --------
 Gross Profit                           15,618     17,387      33,643      49,400      54,000     74,700     106,000    130,000
 SG&A                                   10,191     11,864      15,090(3)   18,600      19,900     21,500      22,500     23,400
 Research and Development                7,729     10,361      10,752      14,700      14,900     17,700      21,400     25,200
 Acquisition Expenses                      --       1,043        --          --          --         --          --         --
 Restructuring Costs                       --         842        --          --          --         --          --         --
 Total Expenses                         17,920     24,110      25,842      33,300      34,800     39,200      43,900     48,600
                                      --------    -------     -------     -------     -------    -------     -------   --------
 Income (loss) From Operations          (2,302)    (6,723)      7,801      16,100      19,100     35,500      62,100     81,400
 Other Income (Expense), Net              (390)     1,021        (276)       (300)       (300)      (300)       (300)      (300)
                                      --------    -------     -------     -------     -------    -------     -------   --------
 Income (Loss) Before Income Taxes      (2,692)    (5,702)      7,525      15,800      18,800     35,200      61,800     81,100
 Provision (Benefit) for lncome Taxes   (1,074)      (701)      2,649       5,800       6,900     12,900      22,600     29,700
 Income Before Preferred Stock
   Dividends                            (1,618)    (5,001)      4,876      10,000      11,900     22,300      39,200     51,400
 Preferred Stock Dividends               2,080      2,307       2,755           0(2)        0          0           0          0
                                      --------    -------     -------     -------     -------    -------     -------   --------
 Net Income (Loss) Available for
   Common Stock                        $(3.698)   $(7,308)     $2,121      10,000      11,900     22,300      39,200     51,400
 Net Income Per Common Share (EPS)       $(.25)     $(.49)       $.14(4)     $.46        $.54      $1.01       $1.77      $2.33
 Weighted Average Number
   of Common Shares Outstanding         14,977     15,039      15,087       21,884(2)  21,979     22,042      22,085     22,085


(1) Based on management forecast of 6/30/97 adjusted to reflect current market conditions.
(2) Assumes the conversion of all convertible preferred as of 6/30/97.
(3) Includes non-recurring charge of $1.2 million for write-down of Foxmeyer receivables.
(4) If all preferred stock were converted at 6/30/96 and excluding Foxmeyer write-down FY1996: EPS = $0.26.






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Faulding Inc.

The forecasted financials used for valuation purposes incorporate the Faulding Inc. June 30, 1997 forecast presented to the Special Committee on July 1, 1997. These financials were updated based upon a July 25, 1997 discussion of market conditions by the management of Faulding Inc. with the Special Committee. The changes in the forecasts as provided by management were as follows:

     An expected delay in the launch of three pending generic products and the accelerated launch of one product.

     A reduction in sales and gross profit for pentoxyfilline expected in FY 1998 and FY 1999 due to an increase in competitive entrants with FDA-approved generic products.

     An increase to 100% in the launch probability of those products successfully launched since the management forecast was first prepared.

     A decrease in contribution from other specified products experiencing increased market competition or poorer than anticipated demand.

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3. Summary Valuation Methodologies


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Faulding Inc.

Summary of Valuation Methodologies

    Analysis of Selected Publicly Traded Generics Companies
    Discounted Cash Flow Analyses
    Analysis of Mergers and Acquisitions of Selected Generics Companies Premiums Paid on Selected Comparable Minority Interest Transactions



Oppenheimer & Co., Inc.                           Health Care Investment Banking


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4. Analysis of Selected Publicly Traded Generic Drug Companies


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Faulding Inc.


Comparable Public Company Analysis

  Identified a group of generic drug companies with operations comparable to Faulding Inc.


  Below we have outlined the relevant multiples for Faulding Inc. (assuming the $13.50 per share offer from FHF) and for selected publicly traded comparable companies.

                                               Comparable Public Generic Companies (1)
                         Faulding Inc. (2)      Low             Median          High
                         ----------------       ---             ------          ----
 Multiples of:           @$13.50/share
 ------------
LTM Revenue (4)         2.9x                   1.4x             3.3x            8.2x
 LTM EBITDA (4)          23.2x                  9.4x             16.5x           25.1x
 LTM EBIT (4)            33.0x                  16.1x            21.0x           30.2x
 LTM EPS (3)             51.6x                  23.4x            35.1x           45.3x
 CY 1997 EPS (3) (4)     37.5x                  23.9x            29.7x           34.4x
 CY 1998 EPS (3) (4)     27.0x                  13.5x            20.6x           22.4x

(1) Based on share price as of September 26, 1997. Consists of: Alpharma, Inc.; Barr Laboratories; IVAX Corporation; Mylan Laboratories; Taro Pharmaceutical Industries; Teva Pharmaceuticals; and Watson Pharmaceuticals.

(2) LTM based on Faulding Inc. June 30, 1997 results adjusted to include $1.2 million receivable write-off and to reflect conversion of all preferred stock.

(3) CY1997 and CY1998 Faulding Inc. EPS are based on the management forecast of 6/30/97 adjusted to reflect market conditions.

(4) EBIT = Earnings Before Interest and Taxes; EBITDA = Earnings Before Interest, Taxes, Depreciation, and Amortization; LTM = Last Twelve Months; CY = Calender year ended December 31.

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Faulding Inc.

Comparable Public Company Analysis

  Faulding Inc.'s implied value derived from applying selected comparable generic company multiples to Faulding Inc.'s applicable financial data:




                          Implied Multiple Range          Implied Per Share Range
                          ----------------------          -----------------------
 Multiples of:          Low       Median      High       Low     Median     High
 --------------         ---       ------      ----       ---     ------     ----
 LTM Revenue            1.4x        3.3x       8.2x     $6.33    $15.28     $38.40
 LTM EBITDA             9.4x       16.5x      25.1x     $5.37     $9.56     $14.64
 LTM EBIT              16.1x       21.0x      30.2x     $6.47     $8.51     $12.37
 LTM EPS (1)           23.4x       35.1x      45.3x     $6.13     $9.19     $11.84
 CY 1997 EPS (1)(2)    23.9x       29.7x      34.4x     $8.85    $11.01     $12.71
 CY 1998 EPS (1)(2)    13.5x       20.6x      22.4x     $6.73    $10.29     $11.22

(1) Pro forma for conversion of all convertible preferred stock.

(2) CY1997 and CY1998 Faulding Inc. EPS are based on the management forecast of 6/30/97 adjusted to reflect market conditions.




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5. Discounted Cash Flow Analyses


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Faulding Inc.

Discounted Cash Flow Analysis:

  Faulding Inc.'s implied value per share derived from discounting projected cash flows and terminal values

                              Terminal       Implied Per Share Valuation
                              --------       ---------------------------
             Discount Rate  EBIT Multiple        3 Year      5 Year
             -------------  -------------        ------      ------

                  15.0%         8.0x              $9.43      $17.55
                               12.0x             $13.68      $24.96
                               16.0x             $17.92      $32.36

                  17.5%         8.0x              $8.86      $15.83
                               12.0x             $12.84      $22.48
                               16.0x             $16.82      $29.13

                  20.0%         8.0x              $8.33      $14.32
                               12.0x             $12.07      $20.30
                               16.0x             $15.80      $26.29


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Faulding Inc.

  The discounted cash flow analysis reflects the forecasts presented by Faulding Inc. management to the Special Committee on July 1, 1997, adjusted to reflect market conditions discussed by Faulding Inc. management with the Special Committee on July 25, 1997.

  The discounted cash flow analysis calculates the cash flows and terminal values for three and five years.

  While the Company management's forecasts extend for five years to fiscal year ended June 30, 2002, the different valuation ranges resulting from the three and five year discounted cash flow calculations were considered in light of:

       The highly uncertain nature of the launch success, competitive environment and profitability of the generic industry generally


       The fact that the Company has not yet commenced significant development work on several of the generic products that are expected to contribute to Faulding Inc.'s cash flows in years four and five pursuant to the forecasts prepared by Faulding Inc.'s management.


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6. Analysis of Selected Mergers and Acquisitions in the Generic Drug Industry

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FAULDING INC.


COMPARABLE MERGERS AND ACQUISITIONS ANALYSIS

  Below we have outlined the relevant multiples for Faulding Inc. and for selected comparable completed merger and acquisition transactions in the generic drug industry since January 1996.

                                                           Comparable Mergers and
                                                        Acquisitions Transactions (2)
                                                        ------------------------------
                            Faulding Inc. (1)       Low            Median             High
                            ----------------        ---            ------             ----
 Multiples of:               @ $13.50/share
--------------
 LTM Revenue                      2.9x              2.5x             3.9x             4.5x
 LTM EBITDA                       23.2x             78.9x           78.9x            78.9x
 LTM EBIT                         33.0x             NA               NA               NA
 LTM EPS                          51.6x             73.1x           73.1x            73.1x
 CY 1997 EPS (3)                  37.5x             78.2x           78.2x            78.2x
 CY 1998 EPS (3)                  27.0x             25.0x           37.5x            44.4x
 LTM Tang.Book Value               3.4x              3.3x            6.0x             6.1x

 Premiums Paid (4):
 -----------------
 1 Day                            25.6%             1.0%            27.0%            53.0%
 1 Week                           22.7%             19.9%           37.5%            55.1%
 4 Weeks                          45.9%             32.7%           40.3%            47.8%

(1) LTM based on Faulding Inc. June 30, 1997 results adjusted to exclude $1.2 million receivable write-off and to reflect conversion of all preferred stock.

(2) Transactions consist of Royce Laboratories/Watson Pharmaceuticals, Oclassen Pharmaceuticals/Watson Pharmaceuticals, and Biocraft Laboratories/Teva Pharmaceuticals.

(3) CY1997 and CY1998 Faulding Inc. EPS are based on the management forecast of 6/30/97 adjusted for market conditions.

(4) Versus closing price prior to initial bid date

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Faulding Inc.



COMPARABLE MERGERS AND ACQUISITIONS ANALYSIS

  Faulding Inc.'s implied value derived from applying selected comparable mergers and acquisitions multiples to Faulding Inc.'s applicable financial data:

                                  Implied Multiple Range      Implied Per Share Price
                                  ----------------------      -----------------------
 Multiples of:                    Low      Median     High     Low     Median    High
--------------                    ---      ------     ----     ---     ------    ----
 LTM Revenue                       2.5x      3.9x     4.5x    $11.54    $18.12   $20.94
 LTM EBITDA                       78.9x     78.9x    78.9x    $46.47    $46.47   $46.47
 LTM EBIT                         NA         NA       NA        NA        NA       NA
 LTM EPS                          73.1x     73.1x    73.1x    $19.12    $19.12   $19.12
 CY 1997 EPS                      78.2x     78.2x    78.2x    $28.93    $28.93   $28.93
 CY 1998 EPS                      25.0x     37.5x    44.4x    $12.50    $18.75   $22.20
 LTM Tangible Book Value           3.3x      6.0x     6.1x    $12.98    $23.61   $24.00

 Premium Paid
-------------
 1 Day                            1.0%      27.0%    53.0%    $10.85    $13.65   $16.45
 1 Week                           19.9%     37.5%    55.1%    $13.18    $15.12   $17.06
 4 Weeks                          32.7%     40.3%    47.8%    $12.27    $12.98   $13.68

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Faulding Inc.


  The multiples paid in completed merger and acquisition transactions in the generics industry were considered in the valuation of the shares of Faulding Inc. in light of the fact that there has been negative pressure in valuations of mid to smaller sized multi-source generic companies, evidenced by the pending purchase of the Rugby Group Inc. unit of Hoechst Marion Roussel by Watson Pharmaceuticals Inc.



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7. Premiums Paid on Comparable Minority Interest Transactions

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Faulding Inc.

Premium Paid for Minority Interest

     We have also analyzed selected completed transactions in which a majority investor (50%+) purchased the remaining outstanding publicly-held shares to achieve 100% ownership


                                                   Premium Paid (1)(2)                   Faulding (3)
                                                   ------------------                    -----------
                                                                                         @$13.50/share
Market Price Prior To Offer Date              Low            Median            High
--------------------------------              ---            ------            ----
    1 Day                                     1.8%            19.2%            62.0%        25.6%
    1 Week                                   -2.6%            24.4%            69.6%        22.7%
    4 Weeks                                   0.0%            25.0%            77.8%        45.9%


(1) Comprised of a universe since March 1995 of Ropak Corp/LinPac Mouldings Ltd. Terra Nitrogen Co LP/Terra Industries Inc., Total Containment Inc./Danaher Corp, Grand Gaming Corp./Grand Casinos Inc., REN Corp.-USA/COBE Laboratories Inc., Syms Corp./lnvestor Group, SCOR US Corp./Societe Commerciale de Reass, NPC International Inc./lnvestor Group, Pratt Hotel Corp./Hollywood Casino Corp., Systemix Inc./Novartis AG, Roto-Rooter Inc./Chemed Corp., General Physics Corp./National Patient Development, LXE Inc./Electromagnetic Sciences Inc., WCI Steel/Renco Group, Union Switch & Signal Inc./Ansaldo Transporti SpA, Toy Biz Inc./Andrews Group Inc., Central Tractor Farm & Country/JW Childs Equity Partners LP, MaxServ Inc./Sears Roebuck & Co., Allmerica Property & Casualty/Allmerica Financial Corp., Mafco Consolidated Grp/Matco Holdings Inc. Calgene Inc./Monsanto Co., Contour Medical Inc./Sun Healthcare Group Inc., NHP Inc./Apartment Investment & Management, Steck-Vaughn Pub. Corp./Harcourt General Inc., Riviera Holdings Corp./lnvestor, Chaparral Steel Co./Texas Industries Inc., Acordia Inc/Anthem Inc.

(2) Versus closing price prior to initial bid date.

(3) Premiums of $13.50 final offer price over stock closing prices prior to initial bid date of 6/3/97.

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Faulding Inc.

     Faulding Inc.'s implied acquisition price derived from applying premiums paid in comparable minority interest transactions


                                                                        Faulding Inc. Implied
Market Price Prior To Offer Date      Premium Paid (1)                    Per Share Price (1)
--------------------------------      ---------------                     -------------------
                                  Low     Median     High             Low        Median      High
                                  ---     ------     ----             ---        ------      ----
 1 Day                            1.8%     19.2%    62.0%            $10.94     $12.81      $17.42
 1 Week                          -2.6%     24.4%    69.6%            $10.71     $13.68      $14.26
 4 Weeks                          0.0%     25.0%    77.8%             $9.25     $11.56      $16.45


(1) Premiums applied to Faulding Inc. stock closing prices prior to initial offer date of 6/3/97.


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